Mail Stop 4561

February 18, 2010

Mr. Mark Seremet
President and Chief Executive Officer
Zoo Entertainment, Inc.
3805 Edwards Road, Suite 605
Cincinnati, Ohio 45209

      Re: **Zoo Entertainment, Inc.**
            Amendment No. 1 to Registration Statement on Form S-1
            Filed on February 2, 2010
            File No. 333-163937

            Form 10-K for the Fiscal Year Ended December 31, 2008
            Filed April 15, 2009
            File No. 333-124829

Dear Mr. Seremet:

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. For purposes of this comment letter, we refer to the pagination in a marked courtesy copy of your filing that was provided to us by counsel. Unless otherwise noted, all references to prior comments refer to comments appearing in our letter dated January 15, 2010.

General

1.   We note that you have made several disclosure changes in your Form S-1 in response to our comments. Tell us how you have considered updating your Form 10-K for the year ended December 31, 2008 and subsequent Form 10-Qs to make your disclosures consistent.

Amendment No. 1 to Registration Statement on Form S-1

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 26

2.   We have reviewed your revised disclosures in response to prior comment 3. We
        repeat our prior comment to include a discussion of the underlying reasons for
        changes in working capital items that affect operating cash flows for the year
        ended December 31, 2008. You should also provide a separate discussion of your
        investing activities and financing activities. We note that you provided these
        disclosures for the nine month period ended September 30, 2009, but not for the
        year ended December 31, 2008.

Executive Compensation, page 48

3.   We note your response to prior comment 9. You have updated only your
        summary compensation table. Please update the entirety of your executive
        compensation disclosure to provide information for your recently-completed
        fiscal year ended December 31, 2009.

Security Ownership of Certain Beneficial Owners and Management…, page 52

4.   The percentages of voting power that you disclose for your 5% security holders
        do not appear to be in proportion to the number of shares of common stock
        beneficially owned by such security holders. Please advise, or revise your
        disclosure. Ensure that the computations are performed in accordance with
        Instruction 2 to Item 403 of Regulation S-K and Rule 13d-3. With your response
        letter, provide us with the computations of the percentage amounts.

Selling Stockholders, page 55

5.   As requested in prior comment 12, briefly describe in this section how the
        Plaintiffs originally acquired the Plaintiffs Shares, or tell us why you believe you
        are not required to disclose this information.

Condensed Consolidated Financial Statements for the Year Ended December 31, 2008

Note 1. Description of Organization and Reverse Merger, page F-7

6.   We note your response to prior comment 14 that all of your continuing operations
        are all North American based. We further note your discussion on page 1 of your
        recent acquisitions and subsequent sales of certain of these acquisitions that had

foreign operations. Please expand your disclosure to clarify that currently your operations is North American based.

Note 3. Basis of Presentation and Significant Accounting Policies

Fair Market Value of Financial Instruments, page F-12

7.   We have reviewed your revised disclosures in response to prior comment 16. It is unclear to us how your disclosures comply with the disclosure requirements of ASC 820-10-50-2. We repeat our prior comment to tell us how you considered the disclosures pursuant to ASC 820-10-50-2 related to your issuance of warrants under the Zoo Entertainment Notes on page F-21.

Note 4. Business Acquisitions and Dispositions

Zoo Publishing, Inc., page F-14

8.   We note in your response to prior comment 17, that you have determined Zoo Publishing, Inc. is a predecessor company to Zoo Entertainment. As such, you should include the separate financial statements for Zoo Publishing, Inc. pursuant to Rule 8-02 and 8-03 of Regulation S-X in your filing.

Condensed Consolidated Financial Statements for the Nine Months Ended
September 30, 2009

Note 3. Basis of Presentation and Significant Accounting Policies

Product Development costs, page F-39

9.   Describe your consideration of EITF 07-1/ASC 808 – Collaborative Arrangements in your accounting for product development arrangements with third parties. If within the scope of this standard, tell us how your presentation complies with ASC 808-10-45. Please advise.

Goodwill and Intangible Assets, page F-40

10.   We repeat prior comment 19 to revise your disclosures to discuss each of the items outlined in ASC 350-30-50-3 for your intangible asset impairment loss. For example, you should disclose how you determined the fair value of the content intangible asset.

Equity-Based Compensation, page F-42

11.   We note your response to prior comment 15. Expand your disclosures to explain
        how you determined the fair value of your common shares to determine the fair
        value of your equity-based compensation subsequent to September 2008, in
        consideration that your common shares have limited trading volume. Refer to
        ASC 718-10-30-2 through 4.

Note 9. Credit and Financing Arrangements, Atari Agreement and Other Customer
Advances, page F-45

12.   We note your response to prior comment 22. Tell us how you considered the
        guidance contained in ASC 605-50-25-7 through 9 and 605-50-55-Example 20.

13.   We note that you have restated your statement of cash flows for the nine months
        ended September 30, 2009 in response to prior comment 21. We further note that
        you have not provided any disclosures related to this restatement, other than to
        note the column as "restated". Tell us how you considered the disclosure
        requirements of ASC 250-10-50-7 in your Form S-1 as well as in your Form 10-
        Q's filed during 2009. In addition, tell us how you considered filing an Item 4.02
        8-K for this restatement. In your response, provide us with your SAB 99 analysis.

Note 13. Stockholders' Equity (Deficiency) and Stock-Based Compensation
Arrangements, page F-53

14.   We have reviewed your revised disclosures in response to prior comment 24.
        Please expand your disclosures to include a table about your outstanding warrants
        broken out by weighted average remaining contractual life similar to your table on
        page F-27.

Note 20. Subsequent Events, page F-57

15.   We note your revised disclosures in response to prior comment 25. Your
        disclosures are unclear as to how you have determined the fair value of this
        transaction. Please expand your disclosures to describe in greater detail how you
        have accounted for this transaction. Refer to ASC 470-50-40-3.

Part II – Information Not Required in Prospectus

Item 15. Recent Sales of Unregistered Securities, page 73

16.   We note your response to prior comment 26. Contrary to your response, you do
        not appear to have made any changes on page 75 of the filing to address the

August 31, 2009 issuance of 500,000 shares, for which you do not appear to have filed an electronic Form D. Please advise.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 9A(T). Controls and Procedures, page 41

17.   We note your revised disclosures in response to prior comments 28 and 29. Please file an amended 10-K for these revisions. In your amended 10-K, please move your discussion of material weakness in your internal control over financial reporting and your discussion of your plan of remediation to under the heading, Management's annual report on internal control over financial reporting.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. Please provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488, if you have questions regarding comments on the financial statements and related matters. Please address all other questions to David L. Orlic, Esq., at (202) 551-3503, or, if you require further assistance, to me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief-Legal

cc: Via facsimile: (212) 983-3115
       Kenneth R. Koch, Esq.
       Mintz Levin Cohn Ferris Glovsky and Popeo, P.C.